Filed pursuant to Rule 424(b)(5)

SEC File No. 333-132631

PROSPECTUS SUPPLEMENT (to Prospectus dated May 8, 2006).

2,222,222 Shares

Far East Energy Corporation

Common Stock

We are issuing 2,222,222 shares of our common stock to be sold in the offering at a price of $0.90 per share. Simultaneously with or in connection with the sale of shares of our common stock under this prospectus supplement, we are selling to another institutional investor pursuant to a purchase agreement 3,333,333 shares of our common stock under another prospectus supplement, also at a price per share of $0.90. Simultaneously with or in connection with the sale of shares of our common stock under this prospectus supplement, we also expect to sell up to 16,666,667 shares to one or more other institutional investors, also at a price per share of $0.90. The consummation of the offering is not conditioned upon the consummation of any simultaneous offering. We can make no assurances that any simultaneous offering will occur, or if the simultaneous offering does occur, the number of shares we would sell in that offering.

Our common stock is quoted on the OTC Bulletin Board under the symbol “FEEC.” On October 13, 2006, the closing bid price per share of our common stock was $0.92.

Investing in our common stock involves risks. See “ Risk Factors” on page S-1 of this prospectus supplement and on page 4 of the accompanying prospectus.

We expect the gross proceeds to us in the offering to be $2,000,000. We will pay an introducer an aggregate fee equal to 6% of the gross proceeds of the sale of common stock in the offering. We will also reimburse the introducer for certain out-of-pocket expenses and disbursements incurred by it, including legal fees. We estimate that the total expenses of the offering and any simultaneous offerings under the other prospectus supplements, excluding the fee paid to any introducers and underwriting discounts, will be approximately $80,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the shares to the purchasers on or about October 16, 2006 against payment for such shares expected to be received by us on or about the same date.

October 17, 2006

Prospectus

Prospectus Summary	1

Risk Factors	4

Forward-Looking Information	14

Where You Can Find More Information	14

Incorporation of Certain Information by Reference	15

Unaudited Pro Forma Condensed Financial Statement	16

Use of Proceeds	17

Ratio of Earnings to Fixed Charges	17

Description of Capital Stock	17

Description of Depositary Shares	19

Description of Debt Securities	19

Description of Warrants	20

Description of Stock Purchase Contracts	21

Description of Units	21

Plan of Distribution	21

Legal Matters	23

Experts	24

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. You should assume that this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of its respective date.

i

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described or incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of the risks discussed in this prospectus supplement actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly and you may lose all or a part of your investment.

We have received a stockholder’s notice of intent to present a stockholder proposal and to nominate persons for election as directors.

On September 15, 2006, we received a stockholder’s notice of intent to present a stockholder proposal and to nominate for election a majority of the directors at our 2006 annual meeting. Our Nominating and Corporate Governance Committee has determined that inclusion of these nominees as part of our recommended slate is not in the best interest of our company or our stockholders. As a result, we expect to face a proxy contest. A proxy contest would require our management to expend substantial time and energy, which may divert management’s attention from our operations and fund raising initiatives. We could also incur significant additional costs, including legal and financial advisory fees, that would negatively impact our financial results. We could also experience management and employee distraction and may have difficulty attracting and retaining employees as a result of the uncertainty that often accompanies this type of event.

USE OF PROCEEDS

We expect the net proceeds from the offering to be approximately $1,800,000. We will pay a fee to an introducer of approximately $120,000 in connection with the offering. If 20,000,000 shares of our common stock are sold in the simultaneous offerings under the other prospectus supplements as described in “Plan of Distribution,” then we expect that the proceeds to us from the simultaneous offerings to be approximately $17,100,000 after deducting a fee paid to an introducer of approximately $900,000. In connection with the simultaneous offering, we will also pay underwriting discounts and commissions of $90,000, which equals the difference between the initial price to the purchaser and the amount the underwriter pays to us for the shares in the simultaneous offering. We estimate that our other offering expenses in connection with the offering and any simultaneous offering to be approximately $80,000, which include legal, accounting and printing costs and various other fees. We intend to use the net proceeds to continue the drilling, completion and testing of coal bed methane wells in China and for general corporate purposes.

PLAN OF DISTRIBUTION

We are selling 2,222,222 shares of our common stock under this prospectus supplement directly to an institutional investor at a price of $0.90 per share. Simultaneously with or in connection with the sale of shares of our common stock under this prospectus supplement, we are selling to another institutional investor pursuant to a purchase agreement 3,333,333 shares of our common stock under another prospectus supplement, also at a price per share of $0.90. Simultaneously with or in connection with the sale of shares of our common stock under this prospectus supplement, we also expect to sell up to 16,666,667 shares to one or more other institutional investors, also at a price per share of $0.90. The consummation of the offering is not conditioned upon the consummation of any simultaneous offering. We can make no assurances that any simultaneous offering will occur, or if the simultaneous offering does occur, the number of shares we would sell in that offering.

We currently anticipate that the closing of the sale of 2,222,222 shares of our common stock under this prospectus supplement will take place on or about October 17, 2006. On the closing date, we will

S-1

issue the shares of common stock to the institutional investor and we will receive funds in the amount of the aggregate purchase price.

We will pay an introducer an aggregate fee equal to $120,000, or 6% of the gross proceeds of the sale of common stock in the offering. We will also reimburse the introducer for certain out-of-pocket expenses and disbursements incurred by it, including legal fees. If 20,000,000 shares of our common stock are sold in the simultaneous offerings under the other prospectus supplements as described in “Plan of Distribution,” then we expect that the proceeds to us from the simultaneous offerings to be approximately $17,100,000 after deducting a fee paid to an introducer of approximately $900,000. In connection with the simultaneous offering, we will also pay underwriting discounts and commissions of $90,000, which equals the difference between the initial price to the purchaser and the amount the underwriter pays to us for the shares in the simultaneous offering. We estimate that our other offering expenses in connection with the offering and any simultaneous offering to be approximately $80,000, which include legal, accounting and printing costs and various other fees.

The transfer agent for our common stock is Corporate Stock Transfer, Inc.

Our common stock is quoted on the OTC Bulletin Board under the symbol “FEEC.”

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon by our counsel, Kummer Kaempfer Bonner Renshaw & Ferrario, Las Vegas, Nevada.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is a prospectus supplement that supplements the accompanying prospectus, which forms a part of a registration statement that we have filed with the SEC. This prospectus supplement relates to the offering of our common stock as described herein.

This prospectus supplement and the information incorporated by reference into it may add, update or change information in the accompanying prospectus. If the information in this prospectus supplement or the information incorporated by reference into it is inconsistent with the accompanying prospectus, this prospectus supplement or the information incorporated by reference into it will apply and will supersede the information in the accompanying prospectus.

You should rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriter has authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

To understand the offering of shares of our common stock under this prospectus supplement and accompanying prospectus, you should carefully read this prospectus supplement and accompanying prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

For purposes of this prospectus, the SEC allows us to “incorporate by reference” certain information we have filed with the SEC, which means that we are disclosing important information to you by referring you to other information we have filed with the SEC. The information we incorporate by reference is considered part of this prospectus supplement. We specifically are incorporating by reference the following documents filed with the SEC (excluding those portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

S-2

•	Our Annual Report on Form 10-K for the year ended December 31, 2005;
•	Our Amendment No. 1 on Form 10-K/A to our Annual Report for the year ended December 31, 2005;
•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006;
•	Our Current Reports on Form 8-K filed on January 5, 2006, March 17, 2006, April 27, 2006, July 7, 2006 and August 11, 2006;
•	Our filing on Schedule 14A filed on October 10, 2006;
•	Our Preliminary Proxy Statement on Schedule 14A filed on October 16, 2006; and
•	The description of our common stock contained in our Registration Statement on Form 10-SB12G/A, filed with the SEC on May 16, 2001, pursuant to Section 12 of the Exchange Act, including all amendments and reports filed for the purpose of updating such description.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus supplement and deemed to be part of this prospectus supplement from the date of the filing of such reports and documents.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus supplement, but not delivered with the prospectus supplement, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus supplement incorporates. You should direct written requests to: Secretary, Far East Energy Corporation, 400 North Sam Houston Parkway East, Suite 205, Houston, Texas 77060, or you may call us at (832) 598-0470.

S-3